CEMEX, S.A.B. de C.V.
Av. Ricardo Margáin Zozaya #325
Colonia Valle del Campestre
Garza García, Nuevo León
México 66265

                      September 11, 2014

VIA EDGAR
Mr. Terence O’Brien
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E., Mail Stop 4631
Washington, D.C. 20549

Re:	CEMEX, S.A.B. de C.V. (File No. 1-14946)
Form 20-F for the Fiscal Year Ended December 31, 2013

Dear Mr. O’Brien:

We have received your letter of September 3, 2014, and thank you for your comments to our 2013 Annual Report on Form 20-F. We are in the process of diligently preparing our response, but respectfully request an extension of time. We plan to file our response with the Securities and Exchange Commission on or before October 1, 2014. While we do not anticipate any difficulties in meeting that schedule, if for any reason we are unable to make that date, we would of course contact you in advance.

We note that your letter of September 3, 2014 was addressed to Mr. Fernando A. González, formerly our Chief Financial Officer and currently our Chief Executive Officer. We kindly request that future correspondence be addressed to our current Chief Financial Officer, Mr. José Antonio González, whose contact information is set forth below:

Mr. José Antonio González
Executive Vice President of Finance and Chief Financial Officer
CEMEX, S.A.B. de C.V.
Avenida Ricarda Margáin Zozaya #325
Colonia Valle del Campestre, Garza García
Nuevo León, México 66265
Tel: +52 (81) 8888-4200
Fax: +52 (81) 8888-4417
e-mail: jose.gonzalez@cemex.com

Mr. Terence O’Brien
Securities and Exchange Commission
September 11, 2014

If you have any questions or require additional information, please contact Adam G. Waitman at (212) 735-2896 of our U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP, or the undersigned at (212) 317-6005.

Very truly yours,

/s/ Guillermo Francisco Hernández Morales
Guillermo Francisco Hernández Morales
Attorney-in-Fact / General Counsel North America and Trading

cc:	Nudrat Salik
Securities and Exchange Commission
Division of Corporation Finance

Adam G. Waitman
Skadden, Arps, Slate, Meagher & Flom LLP